The Marquie Group, Inc.

7901 4th Street North, Suite 4887

St. Petersburg, FL 33702

December 26, 2024

Division of Corporation Finance

Securities and Exchange Commission

Re:	Marquie Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed: November 15, 2024
File No. 333-282485

Dear Sir/Madam:

In response to your letter dated November 25, 2024, the following information is hereby submitted on behalf of The Marquie Group, Inc. (the "Company"). Amendment No. 3 to the Registration Statement on S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff's comments below in italicized text immediately before our response.

Amendment No. 3 to Registration Statement on Form S-1

Summary of Equity Commitment Agreement, page 28

1.	We note your response to prior comment 3. Please revise to include the term of the Equity Commitment Agreement, as well as the material risks of an investment in the company and in the offering, including the dilutive effect of the formula or pricing mechanism on the company's share price and the possibility that the company may not have access to the full amount available to it under the equity line. Please also disclose the material market making activities of the investor, including any short selling of the company's securities or other hedging activities that the investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement and review decision, and how the investor intends to distribute the securities it owns or will acquire.

Response: We have updated the Registration Statement as requested. With respect to how the investor intends to distribute the securities it owns or will acquire, the Company has consistently disclosed that “[t]he Selling Stockholder has engaged Wilson Davis & Co., Inc. to act as broker-dealer in connection with the sale by the Selling Stockholder of the shares offered pursuant to the Prospectus.”

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

The Marquie Group, Inc.

/s/ Marc Angell

CEO and Director